

September 10, 2010

Brian Roberts
Chief Financial Officer
Insulet Corporation
9 Oak Park Drive
Bedford, MA 01730

> **Re:** **Insulet Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 001-33462**

Dear Mr. Roberts:

We have reviewed your response letter dated September 1, 2010, and your subsequent filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 8. Facility Agreement and Common Stock Warrants, page F-17

1.   Please refer to prior comment 1. We note your response to our comment which describes that under Section 3(b) of the Warrant Agreement, in event of a Cashless Major Exercise the warrant holder is entitled to a number of shares of common stock equal to the Black Scholes Value, "divided by 95% of the closing price of the Company's common stock." We note that the 95% feature appears to have a leveraging effect as it increases the rate of return for the warrant holders as the price of your common stock rises. Please tell us how you assessed this 95% feature under FASB ASC 815-40-15-7F(b) (paragraph 16 of EITF 07-05) and determined that it was not a leverage factor that would be inconsistent with the fixed-for-fixed option on equity shares model.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

                                    Sincerely,

                                    Martin James
                                    Senior Assistant Chief Accountant